

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 27, 2009

David Schlotterbeck
Chairman and Chief Executive Officer
Carefusion Corporation
3750 Torrey View Court
San Diego, California 91230

> **Re:** **CareFusion Corporation**
> **Registration Statement on Form 10**
> **Filed March 31, 2009**
> **File No. 001-34273**

Dear Mr. Schlotterbeck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1 Information Statement

1. We note a number of blank spaces throughout your information statement concerning material financial amounts, among other things. Please include this disclosure in your revised information statement as soon as practicable.

What is CareFusion and why is Cardinal Health separating…, page 2

2.   Please revise your disclosure, here or in a new question and answer, to identify
        the clinical and medical business lines that Cardinal Health will retain following
        the separation. In this regard, we note your disclosure in note 3 on page 67.

Information Statement Summary, page 8

Our Risks, page 10

3.   We note your disclosure on pages 8 and 9 under the caption "Our Strengths."
        Please balance your disclosure by describing some of the material risks you face.

The Separation and Distribution, page 10

4.   We note the disclosure that you expect to incur indebtedness prior to the
        separation in order to finance a cash payment of an unspecified amount that you
        will make to Cardinal Health. Expand your summary, and other sections of your
        document as appropriate, to disclose the nature and amount of the payment to
        Cardinal Health, as well as the reasons for the payment and your decision to incur
        significant indebtedness in order to finance the payment. In this regard, we note
        your risk factor disclosure on page 20 that you will be required to use a
        substantial portion of your cash flow from operations to make interest payments
        on this debt.

Defects or failures associated with our products…, page 16

5.   Please revise the caption to clearly disclose that you are currently subject to a
        consent decree with the FDA or describe the consent decree under a separate risk
        factor heading. Please also revise the risk factor to disclose the impact of the
        consent decree and amended consent decree on your business. For instance, we
        note your disclosure on page 42 concerning the cost of infusion product recalls in
        2007 and 2008 and your disclosure on page 77 with respect to future anticipated
        costs. Similarly, please address the impact of your recent actions with respect to
        the Alaris PC Unit. For instance, we note your disclosure on page 78 concerning
        the anticipated costs associated with software corrections and a ship-hold on the
        product.

Capitalization, page 28

6.   Please revise the Capitalization table to remove cash and cash equivalents.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 29-35

7.   Please explain your "anticipated post-separation capital structure" discussed on page 29 and indicate whether this will include the repayment of advances from Cardinal Health. We also note the discussion on page 58 that in connection with the separation you expect to incur indebtedness under one or more credit facilities or other debt instruments on terms yet to be determined. You further indicate that all or a portion of the proceeds from these borrowings will be distributed to Cardinal Health as a dividend. Please include a discussion of the credit facilities you expect to enter into prior to or concurrently with the completion of the separation. In addition, discuss any planned distribution of the proceeds as a dividend to Cardinal Health.

8.   We reference the discussion in page 30 that effective with the separation you will assume responsibility for numerous functions and general corporate expenses and related costs, including costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employees benefits and incentives and stock-based compensation. We also reference the discussion on page 39 that you will incur increased costs as a result of becoming an independent, publicly-traded company. We also see the discussion on page F-50 of the transition services and commercial agreements that you will enter into in connection with the separation. Please disclose the estimated additional expenses that you expect to incur related to these additional functions and agreements. If these additional expenses are based on executed agreements tell us your consideration of including them in your pro forma financial information.

9.   We will finish our review after you have completed the missing information in the pro forma financial statements. After the information is completed please disclose the nature of each of the separation adjustments along with how the amounts were determined.

10.   Please revise Note (k) to clarify whether the businesses removed are being discontinued or are being retained by Cardinal Health and are not being transferred to CareFusion.

Separation from Cardinal Health, page 39

11.   Please revise to explain the cash distribution from CareFusion to Cardinal Health and clarify how the amount of this distribution will be determined.

12.   Please disclose the source(s) of funding you will utilize to pay the $35 million to $45 million in one-time expenditures referenced on page 39.

13.   We note your disclosure in paragraphs (b) and (d) on page 35 indicating that you expect to issue new public debt and incur indebtedness under one or more credit facilities or other debt instruments, based on your anticipated post-separation capital structure. Please expand your disclosure to discuss the anticipated nature and timing of such arrangements.

Product Quality and Recalls, page 42

14.   Please disclose the cost of product recalls for the first six months of fiscal 2009.

Income Taxes, page 42

15.   We reference the significant additional tax proposed by the IRS of $462 million for tax years 2003 through 2005. We also note that you disagree with these proposed adjustments and that the payment of any additional liability will be your responsibility. Please revise to further explain the reason that you disagree with these proposed adjustments and the expected impact of these adjustments on your operations.

16.   Please reconcile the $462 million figure disclosed on page 42 with the $598.1 million figure reported on page 14 of Cardinal Health's Form 10-Q for the period ended December 31, 2008.

Principles of Combination and Basis of Presentation, page 43

17.   We reference the disclosure that a portion of Cardinal Health's consolidated debt has been allocated to you based on the debt levels consistent with an investment grade credit rating. Please revise to clarify how this allocation was made.

Acquired In-Process Research and Development, page 51

18.   We see the significant amounts of acquired in-process research and development technology in fiscal years 2007 and 2008. Please expand to discuss the nature of the acquired technology and disclose how the fair value was determined. Please disclose the state of completion at acquisition and the extent of effort necessary to complete the in-process project(s), including costs. Disclose whether the technology was brought to fruition, and if not, disclose why.

Liquidity and Capital Resources, page 56

19.   Please expand your disclosure to summarize the material provisions of your debt obligations, such as repayment terms, financial covenants, ratios, and events of default.

Impairment and Valuation of Intangible Assets, page 62

20. In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please revise to disclose the following, as applicable:

   · The reporting unit level at which you test goodwill for impairment and your basis for that determination;

   · The valuation methodologies used to value goodwill and, if multiple approaches are used, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

   · How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

   · A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

   · Discuss the further analysis that is performed if the carrying amount of your reporting units including goodwill exceeds the fair value.

Intellectual Property, page 73

21. Please disclose how many patents trademarks, licenses, franchises and concessions you will hold at separation in each segment of your business.

Compensation Discussion and Analysis, page 83

22. We note your statement that you expect that "initially" the compensation program will be "fairly similar" to the program for executive officers at Cardinal Health. Please provide specific disclosure of the ways in which you expect that your compensation policies will differ from Cardinal Health's on the date of separation.

23. We note that you have provided certain historical information regarding the compensation paid by Cardinal Health. For each compensation element, please clearly disclose the arrangement that will be in place at the date of separation. For, instance, you have not disclosed named executive officer base salaries as of the date of separation. Please disclose whether you expect that either the amount of or the various percentages of overall compensation attributable to each compensation element will change materially. In this regard, we note your

statement on page 120 that a hallmark of many technology companies is that equity-based compensation represents a significant component of total compensation; please disclose whether you expect that a greater percentage of total compensation will be equity-based.

24.   Please describe the term "internal pay equity" which is referenced on page 84 and elsewhere.

Security Ownership of Certain Beneficial Owners and Management, page 117

25.   Please identify the individuals who beneficially own the shares held in the name of Dodge & Cox, Capital Research Global Investors and AXA Financial Inc.

The Distribution, page 119

26.   We note your disclosure in footnote 3 on page 67. Please disclose why Cardinal Health has decided to retain the business lines acquired from Allegiance Corporation in light of your disclosure on page 120 that the separation will provide Cardinal Health the flexibility to adopt compensation policies tied to its discrete performance objectives in a more meaningful way by using metrics reflective of the healthcare chain supply businesses without "distortion" from the clinical and medical products businesses.

Our Relationship with Cardinal Health Following the Distribution, page 125

27.   Please expand your disclosure to discuss the material terms of the various agreements mentioned in this section, such as the termination provisions.

28.   As applicable, please disclose the product lines in which you will or may compete with Cardinal Health. For instance, we note your disclosure on page 67 that Cardinal Health will continue to manufacture surgical gloves and your disclosure on page 70 that you will conduct some business related to surgical and exam gloves.

The Distribution and Target Working Capital, page 129

29.   Please disclose the target working capital amount and the expected cash distribution amount to Cardinal Health, or a reasonable range of these two amounts. Please also revise your MD&A, including the section pertaining to your liquidity and capital resources, to reflect your agreement with Cardinal Health to pay them any excess in your working capital position above the target at the time of the separation.

Intellectual Property Agreements, page 131

30.   Please disclose how the parties determined to allocate ownership of intellectual property. In particular, please explain why, as disclosed on page 13, Cardinal Health is maintaining ownership of intellectual property that has produced royalty income payable to you in the past.

Material U.S. Federal Income Tax Consequences, page 132

31.   You may not disclaim responsibility for your disclosure. Please revise the statements on page 134 that your disclosure is "for general information only," which we view as an inappropriate disclaimer.

32.   You should unequivocally state the tax consequences, and not simply what the tax consequences "may" be or "generally" will be. For example, we note your disclosure on page 133 that neither you nor Cardinal Health will "generally" recognize any gain or loss upon the contribution and the distribution, and on page 134 that payments of cash to holders of Cardinal Health common shares in lieu of fractional shares "may" be subject to information reporting and backup withholding at a rate of 28%. If counsel is not able to opine on a material tax matter, please say so directly, disclose why you are not able to provide the disclosure, and disclose the possible outcomes and risks to investors of that tax consequence.

Financial Statements, page F-1

General

33.   Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Note 1. Revenue Recognition, page F-13

34.   We note the disclosure on page F-13 that you recognize product revenue on sales to unrelated third-parties when title transfers, net of estimated chargebacks, which represent the difference between the price charged to the customer and the price paid by the distributor. Please disclose how you estimate chargebacks.

Note 7. Goodwill and Other Intangible Assets, page F-25

35.   Please tell us where you have disclosed the useful lives for your intangible assets. In addition, tell us why some trademarks and patents are amortized and some are not subject to amortization.

FDA Consent Decree, pages F-32 and F-59

36.   Please update the status of your compliance with the FDA Consent Decree and Amended Consent Decree. In addition, revise to disclose the expected impact of these matters on your financial condition, results of operations and liquidity or explain why your are unable to determine the expected impact.

Exhibits

37.   We note your intention to file a number of exhibits, including the Separation Agreement, Transition Services Agreement, Tax Matters Agreement, and other agreements with Cardinal Health by amendment. Because we may have comments on these exhibits and on the related disclosure, please file the exhibits allowing adequate time for their review.

38.   Please file the intellectual property and commercial agreements referenced on page 131. Refer to Item 601(b)(10) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Erika Weinberg, Esq. — Weil, Gotshal & Manges LLP